================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           ---------------------------

                              ODD JOB STORES, INC.
                                (Name of Issuer)

  COMMON STOCK, WITHOUT PAR VALUE                      67575J102
  (Title of class of securities)                     (CUSIP number)

                                 JEFFREY PARKER
                           AMAZING SAVINGS HOLDING LLC
                          20 INDUSTRY DRIVE, PO BOX 25
                          MOUNTAINVILLE, NEW YORK 10953
                                 (845) 534-1000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:
                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                                  JULY 17, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)
                         (Continued on following pages)
                              (Page 1 of 15 Pages)

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

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         67575J102                                           13D                       Page 2 of 15 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 OJSAC, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [X]
                                                                                                                   (B) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF
---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                            [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE
--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK
---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK
---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      90.3
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         67575J102                                           13D                       Page 3 of 15 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               AMAZING SAVINGS HOLDING LLC
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [X]
                                                                                                                  (B) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF
---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                           [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE
--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK
---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK
---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      90.3
---------------------- -------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                      PN
---------------------- -------------------------------------------------------------------------------------------------------------


                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         67575J102                                           13D                       Page 4 of 15 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               ASCEND RETAIL INVESTMENT LLC
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                     (B) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF
---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                            [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK
---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK
---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        90.3
---------------------- -------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 PN
---------------------- -------------------------------------------------------------------------------------------------------------


                                       4

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         67575J102                                           13D                        Page 5 of 15 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MOSHAEL STRAUS
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [X]
                                                                                                                    (B) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    PF
---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                            [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     UNITED STATES
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK
---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK
---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      90.3
---------------------- -------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 IN
---------------------- -------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

           This statement relates to the common stock, without par value (the "Common Shares"), of Odd Job Stores, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 200 Helen Street, South Plainfield, NJ 07080.

ITEM 2.  IDENTITY AND BACKGROUND.

           This statement is filed by Amazing Savings Holding LLC, a Delaware limited liability company ("Amazing Savings"), OJSAC, Inc., a Delaware corporation ("OJSAC"), Ascend Retail Investment LLC, a Delaware limited liability company ("ARI"), and Moshael Straus, a United States citizen ("Mr. Straus" and, collectively with Amazing Savings, OJSAC and ARI, the "Reporting Persons"). OJSAC is a wholly owned subsidiary of Amazing Savings, ARI is the sole managing member of Amazing Savings and Mr. Straus is the sole managing member of ARI.

           Amazing Savings, together with its affiliates, owns and operates an upscale close-out retail business and maintains its principal executive offices at 20 Industry Drive, PO Box 25, Mountainville, New York 10953.

           OJSAC was incorporated on May 7, 2003, for the purpose of making the Offer (as defined in Item 4 below) and, pursuant thereto, acquiring and owning Common Shares. OJSAC maintains its principal executive offices at 20 Industry Drive, PO Box 25, Mountainville, New York 10953.

           ARI is a Delaware limited liability company formed for the purpose of investing in Amazing Savings and, pursuant to such investment, providing Amazing Savings with financing sufficient to pay for all shares validly tendered and not properly withdrawn in the Offer. ARI maintains its principal executive offices located at 411 Hackensack Avenue, 7th Floor, Hackensack, New Jersey 07601.

           Mr. Straus is a United States citizen with his principal executive office located at 411 Hackensack Avenue, 7th Floor, Hackensack, New Jersey 07601. Mr. Straus is a principal in Straus Capital Group, a limited liability private investment firm, established in January 1998 for the purpose of managing the Straus family holdings.

           (a), (b) and (c) For information with respect to the identity and background of each executive officer and director or managing member, as applicable, of Amazing Savings, OJSAC and ARI, see Schedules I, II, and III attached hereto, respectively.

           (d) and (e) During the last five years none of Amazing Saving, OJSAC, ARI, Mr. Straus, nor, to the best of their knowledge, any person identified in Schedules I through III has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On July 17, 2003, OJSAC purchased 8,184,704 Common Shares pursuant to the Offer (as defined in Item 4 below) for $24,554,112.00. OJSAC funded the purchase price from the proceeds of a loan from ARI in the amount of $10,000,000.00 and a capital contribution from Amazing Savings for the balance of $14,554,112.00. Amazing Savings, in turn, funded its capital contribution to OJSAC from the proceeds of the sale of a membership interest in Amazing Savings to ARI for $17,039,051.21. In consideration of the loan to OJSAC, OJSAC issued to ARI a promissory note dated July 17, 2003 (the "Note") that bears interest on the unpaid balance at the interest rate offered from time to time on dollar deposits in the London Interbank Market for a period of one month (the "LIBOR"
Rate) plus 8.9% per annum until the Note is paid in full and is payable in cash on each anniversary date of the Note. The outstanding principal amount on the Note, together with all accrued and unpaid interest thereon shall, unless sooner accelerated, be due and payable in full on July 16, 2008. The Note may be prepaid at any time, in whole or in part, at the option of Amazing Savings without incurring any premium or penalty charges. ARI's capital contribution to Amazing Savings and its loan to OJSAC were provided pursuant to a Financing Agreement by and among ARI, Amazing Savings and OJSAC, dated June 3, 2003 (the "Financing Agreement").

           The summary contained in this Statement on Schedule 13D of certain provisions of the Financing Agreement is qualified in its entirety by reference to the Financing Agreement, a copy of which was filed as an exhibit hereto and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

           On June 3, 2003, Amazing Savings and the Company entered into a Tender Agreement (the "Tender Agreement") providing for, among other things, Amazing Savings to commence a tender offer (the "Offer") for up to 96% of the Common Shares. The purpose of the Offer was to enable Amazing Savings to acquire control of and a significant equity interest in, the Company. On such date, holders of approximately 53% of the outstanding Common Shares entered into an agreement (the "Principal Shareholders Agreement") with Amazing Savings pursuant to which such shareholders agreed, among other things, to tender their Common Shares into the Offer. As indicated under Item 3 hereof, OJSAC purchased 8,184,704 Common Shares, representing approximately 90.3% of the outstanding Common Shares, pursuant to the Offer.

           The summaries contained in this Statement on Schedule 13D of certain provisions of the Tender Agreement and the Principal Shareholders Agreement are qualified in its entirety by reference to the Tender Agreement and the Principal Shareholders Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

           In accordance with the Tender Agreement, Amazing Savings designated the following persons to be elected to the Company's Board of Directors: Moshael Straus, Jeffrey Parker, Sam Friedland, Phil Rosenblatt, Leslie Mendelsohn, Gary Torgow and Warren Struhl. By action of the Company's Board of Directors, such persons were elected as directors effective July 17, 2003 and all other members of the Company's Board of Directors resigned effective such date. Following such election and resignations, on July 17, 2003, the Company's Board of Directors elected the following persons as officers of the Company: Moshael Straus as Chairman and Co-Chief Executive Officer of the Company; Sam Friedland as President and Co-Chief Executive Officer of the Company; Jeffrey Parker as Vice Chairman and Co-Chief Executive Officer of the Company; Jerry Hoffnung as Senior Vice President - Merchandising of the Company; and Philip Rosenblatt as Senior Vice President - General Merchandising Manager and Operations of the Company.

           It is contemplated that Amazing Savings will, at a future date, propose a merger or other business combination among Amazing Savings, OJSAC and the Company.

           Other than as described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Persons intend to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, whether any changes would be desirable in light of the circumstances then existing, and they reserve the right to propose such actions or effect such changes as they deem desirable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of the date hereof, the Reporting Persons beneficially owned in the aggregate 8,184,704 Common Shares constituting approximately 90.3% of the outstanding Shares (the percentage of Shares owned being based upon 9,060,695 Common Shares outstanding on June 3, 2003, as represented by the Company to Amazing Savings in the Tender Agreement. OJSAC is the direct beneficial owner of such Common Shares. Amazing Savings, as the sole shareholder of OJSAC, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) Common Shares of which OJSAC is the direct beneficial owner. ARI, as the sole managing member of Amazing Savings, may be deemed to own beneficially Common Shares of which Amazing Savings may be deemed to possess beneficial ownership. Mr. Straus, as the sole managing member of ARI, may be deemed to beneficially own Common Shares of which ARI may be deemed to possess beneficial ownership.

           (b) Amazing Savings, ARI and Mr. Straus share with OJSAC the power to vote or to direct the vote and to dispose or to direct the disposition of such Common Shares.

           (c) OJSAC purchased 8,184,704 Common Shares at $3.00 per share on July 17, 2003 pursuant to the Offer (as defined in Item 4 above).

           (d) Inapplicable.

           (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See Item 4.

           Except as set forth in Item 4, to the best knowledge of Amazing Savings or OJSAC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Amazing Savings, OJSAC or any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Financing Agreement by and among ARI, Amazing Savings and OJSAC, dated June 3, 2003.

Exhibit 2 Tender Agreement, dated as of June 3, 2003, by and between Amazing Savings and the Company.

Exhibit 3 Principal Shareholders' Agreement, dated as of June 3, 2003, by and among Amazing Savings and the other persons named therein.

Exhibit 4 Joint Filing Agreement, dated as of July 24, 2003, by and among OJSAC, Amazing Savings, ARI and Mr. Straus to file this Statement on Schedule 13D with respect to the beneficial ownership by the undersigned of shares of the common stock, without par value, of Odd Job Stores, Inc.

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2003

                                           /s/ Moshael Straus
                                          --------------------------------------
                                          Moshael Straus


                                          ASCEND RETAIL INVESTMENT LLC


                                          By:  /s/ Moshael Straus
                                             -----------------------------------
                                             Name:  Moshael Straus
                                             Title: Managing Member



                                          AMAZING SAVINGS HOLDING LLC


                                          By: Ascend Retail Investment LLC, its
                                              Managing Member

                                              By: /s/ Moshael Straus
                                                --------------------------------
                                                Name: Moshael Straus
                                                Tite: Managing Member

                                          OJSAC, INC.


                                          By:  /s/ Moshael Straus
                                             -----------------------------------
                                             Name:  Moshael Straus
                                             Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.                          Description
-----------                          -----------

     1 Financing Agreement by and among ARI, Amazing Savings and OJSAC, dated June 3, 2003.

     2 Tender Agreement, dated as of June 3, 2003, by and between Amazing Savings and the Company.

     3 Principal Shareholders' Agreement, dated as of June 3, 2003, by and among Amazing Savings and the other persons named therein.

     4 Joint Filing Agreement, dated as of July 24, 2003, by and among OJSAC, Amazing Savings, ARI and Mr. Straus to file this Statement on Schedule 13D with respect to the beneficial ownership by the undersigned of shares of the common stock, without par value, of Odd Job Stores, Inc.

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                                   OJSAC, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

           Set forth below are the name and present principal occupation or employment of each director and executive officer of OJSAC, Inc.. The business address of each director and executive officer is c/o OJSAC, Inc., 20 Industry Drive, PO Box 25, Mountainville, NY 10953. All persons are citizens of the United States.

Name                           Present Principal Occupation or Employment
----                           ------------------------------------------

Moshael Straus                 Mr. Straus is the Chairman of the Board and Chief
                               Executive Officer of OJSAC, Inc.

Sam Friedland                  Mr. Friedland is the President of OJSAC, Inc. and
                               a member of its Board of Directors.

Jeffrey Parker                 Mr. Parker is the Vice President, Treasurer and
                               Secretary of OJSAC, Inc.

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                           AMAZING SAVINGS HOLDING LLC

                               EXECUTIVE OFFICERS
                               ------------------

           Set forth below are the name and present principal occupation or employment of each executive officer of Amazing Savings Holding LLC. The business address of each executive officer is c/o Amazing Savings Holding LLC, 20 Industry Drive, PO Box 25, Mountainville, NY 10953. All persons are citizens of the United States.

Name                         Present Principal Occupation or Employment
----                         ------------------------------------------
Sam Friedland                Mr. Friedland is the President of Amazing Savings
                             Holding LLC.

Phil Rosenblatt              Mr. Rosenblatt is Vice President of Operations of
                             Amazing Savings Holding LLC.

Jerry Hoffnung               Mr. Hoffnung is Vice President of Merchandising of
                             Amazing Savings Holding LLC.

                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                          ASCEND RETAIL INVESTMENT LLC

                                 MANAGING MEMBER

           Set forth below is the name and present principal occupation or employment of the managing member of Ascend Retail Investment LLC. The business address of the managing member is c/o Ascend Retail Investment LLC, 411 Hackensack Avenue, Hackensack, New Jersey 07601. The person is a citizens of the United States.

Name                          Present Principal Occupation or Employment
----                          ------------------------------------------
Moshael Straus                Mr. Straus is the sole
                              managing member of Ascend Retail
                              Investment LLC and a principal in
                              Straus Capital Group, a firm that
                              manages Straus family holdings.